UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)

Under the Securities Exchange Act of 1934

Premier Exhibitions Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

74051E102
(CUSIP Number)

Greggory Schneider 10445 Wilshire Blvd. #1806 Los Angeles, CA 90024 310-365-8900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 24, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP Number: 74051E102

1	NAMES OF REPORTING PERSONS. Greggory Schneider I.R.S. Identification No.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,037,500
	8	SHARED VOTING POWER n/a
	9	SOLE DISPOSITIVE POWER 3,037,500
	10	SHARED DISPOSITIVE POWER n/a
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,037,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.33%
14	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer

Common Shares
Premier Exhibitions, Inc.
3340 Peachtree Road N.E.
Suite 900
Atlanta, GA 30326

Item 2. Identity and Background.

(a)	Name: Greggory Schneider

(b)	Residence or business address: 10445 Wilshire Blvd. #1806 Los Angeles, CA 90024

(c)	Present Principal Occupation or Employment: Investor

(d)	Criminal Conviction: none

(e)	Court or Administrative Proceedings: none

(f)	Citizenship: USA

Item 3. Source and Amount of Funds or Other Consideration:

Personal Funds

3,037,500 shares of common stock purchased in open market transactions for a total consideration of $6,590,050.

Item 4. Purpose of Transaction:

Mr. Schneider continues to believe that Premier Exhibitions' common stock is dramatically undervalued at current levels, as we move closer to a completion of the Titanic asset sale transaction announced October 15th. With a $189 million "tax efficient" sale of the RMS Titanic subsidiary (RMS Titanic Inc.) well underway, and a profitable separate operating business (Premier Exhibitions) that has experienced an astounding turnaround, the sum of parts value should very easily exceed $4.50/share.

Mr. Schneider believes the operating segment of the company can easily fetch an additional $75 million ($1.50+/share) using a very conservative EBITDA assumption for the next two quarters ($9-10mm annualized) without adding any value for the upcoming new exhibitions and content which the company mentioned on its last conference call as well as other upsides due to the relationship that would continue with the buyers through a licensing arrangement to continue exhibiting the artifacts and joint efforts to fully exploit RMST’s Titanic-related intellectual property, referred to in the last conference call.

Mr. Schneider believes the market is completely ignoring the value of the operating business and also totally misconstruing the corporate tax consequences of the Titanic transaction. With the Titanic assets now on their way to being sold for an amount that far exceeds the company's current market capitalization, Mr. Schneider is fully in support of the Titanic sale transaction and management's clear focus on completing it, and believes the most logical next step is to sell the separate operating business immediately afterwards to maximize shareholder value.

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
Mr. Schneider may acquire or dispose of shares in the issuer depending on market conditions and/or price.
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
n/a
(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
n/a
(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
n/a
(e)	Any material change in the present capitalization or dividend policy of the issuer;
n/a
(f)
Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

n/a
(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
n/a
(h)
Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

n/a
(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
n/a
(j)	Any action similar to any of those enumerated above.
n/a

Item 5. Interest in Securities of the Issuer.

(a)	3,037,500 Common Shares 6.33%

(b)	Not applicable.

(c)
The Reporting Persons have made the following purchases of the Issuer's common stock on the open market since October 19, 2012.   The pricing below is the average purchase price of many different transactions during each stated day:

Transaction	Shares or Units	Price per
Date	Purchased (Sold)	Share or Unit
10/19/2012	62,000	$2.81
10/24/2012	31,000	$2.80
10/25/2012	160,000	$2.78
10/26/2012	26,500	$2.76
10/31/2012	21,500	$2.73
11/1/2012	34,000	$2.71
11/2/2012	16,000	$2.70
11/5/2012	29,000	$2.72
11/6/2012	9,500	$2.73
11/7/2012	37,000	$2.70
11/8/2012	25,500	$2.66
11/9/2012	36,000	$2.61
11/12/2012	18,000	$2.63
11/13/2012	37,500	$2.63
11/21/2012	75,000	$2.62
12/14/2012	28,500	$2.76
12/17/2012	20,000	$2.78
12/18/2012	10,000	$2.79
12/20/2012	9,000	$2.76
12/21/2012	12,500	$2.74

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

n/a

Item 7. Material to be Filed as Exhibits.

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Greggory Schneider

Date: Decebmer 21, 2012	By:	/s/ Greggory Schneider
Greggory Schneider